STEVEN D. TALBOT, P.S.
Lawyer

2101 NE 129th Street
Suite 213
Vancouver, WA 98686
360-816-8518 Phone
360-816-8503 fax

May 18, 2012

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549

RE:           EC Development, Inc. (f/k/a eNucleus, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2011
File April 6, 2012
File No. 000-14039
Amendment No. 2 to Form 10-12G
Filed April 3, 2012
File No. 000-1439

Dear Ms. Jacobs,

The above-referenced registrant, EC Development, Inc., is in receipt of your letter, dated May 2, 2012, addressed to Mr. Randy Edgerton, Chief Financial Officer of the registrant. Your letter sets forth a number of comments (italicized for your convenience) of the Securities and Exchange Commission with respect to the above-referenced filings. Set forth below are the registrant's responses to your comments. To aid in your review, each of the registrant's responses follows a copy of the subject comment.

Item 1 Business, page 3

1.           Please ensure that you discuss government regulation of your business.

Our Casino Management Systems (CMS) can be subject to federal, state, local and foreign regulation by various gaming authorities.  The laws, rules and regulations of the various jurisdictions in which we operate vary in their technical requirements and we will discuss this.  We will explain that most jurisdictions, including our current markets and those into which we may expand in the future, require licenses, permits, qualification documentation, including evidence of integrity and financial stability, and other forms of approval primarily to insure that the data collected is verifiable and reliable for the enforcement of those laws, rules and regulations imposed on the owners and managers of the gaming facilities.  We shall insert the following language into our periodic reports to more clearly discuss government regulation of our business.

Impact of Regulatory Aspects of Gaming

Our product lines are used in gaming facilities which are themselves subject to extensive governmental oversight.  In some cases, governmental agencies rely on gaming equipment management tools to determine compliance with their regulations or insure accurate reporting for collection of taxes and other regulatory purposes.  Our product lines have been certified for use in many jurisdictions and we continue to seek additional approvals and certifications so that our product lines can be sold or installed in newer markets (with the understanding that we presently have approvals or certifications to sell in our present markets).  Certifications are an important part of our business model because our customers and potential customers may be required to acquire certified gaming management software to provide accurate reporting for their regulatory obligations.

We believe we have obtained the certifications which we need to transact business in each jurisdiction where we are actively marketing our product lines.  We recognize that regulatory aspects of owning gaming facilities can sometimes delay installation of our CMS systems where a facility has not received necessary approvals during the construction or installation phases and, as a result, we do not recognize revenue for contracts, even though such contracts would otherwise represent binding obligations on the part of the gaming facility owners and managers, until we are permitted to commence installation and the gaming facility has reached a point in the regulatory process where commencing operation has been authorized by governmental agencies.

Liquidity and Capital Resources, page 37
2.           In your response to prior comment 3, as it relates to the five executed contracts, you state that "(a)s of the date of the Form 10 (April 3, 2012), the information is complete but further progress has occurred and (you) will be filing a Current Report under Form 8-k if this information cannot be included in the upcoming Annual Report under Form 10-K."  We do not see where this information has been provided in the December 31, 2011 Form 10-K subsequently filed on April 6, 2012, nor do we see any subsequently filed Form 8-K.  Please provide us with and updated discussion of the additional progress made on these contracts as implied by your response.  Also, tell us when you became aware of such update progress and where and when you intend to disclosed this information.

Table: As provided in Form 10/A (Amendment No.2) April 3, 2012

Contract 1 - Installed

Contract 2 - The Casino has received its Land Use approval and is expecting to begin construction in late May.  The Casino Management system installation is scheduled in October based on the construction schedule according to our understanding.  The company originally was planned to begin construction 6 months ago but due to the expansion of the project to include a hotel their scheduled was pushed out.  The company is also obtaining the required certification within this jurisdiction.

Contact 3 - This company is providing a jackpot program and free play games (provides for comp points on Player Reward Program) and the process for this contract is as follows:

ñ	Casino Group complete contracts with vendors of slot machines - Completed
ñ	EC Development to integrate with each of the slot machine vendors - Completed.
ñ	Program roll-out to Native American Tribes under contract - Completed
ñ	System to Go Live - Scheduled for June 1, 2012

Contract 4 - This company is providing a jackpot program for Native American Casinos and the process for this contract is as follows:

ñ	Company to complete contracts with vendors of slot machines - Completed
ñ	EC Development to integrate with each of the slot machine vendors - In Process.
ñ	Program roll-out to Native American Tribes under contract - In Process
ñ	System to Go Live - Scheduled for July 1, 2012

Contract 5 - This contract is with a company in Peru, which provides slot machines to a number of Casinos.  They also have several slot routes in which all games need to be placed on the EC Tahoe Software.  Eclipse Testing Labs has just been accepted as a certification laboratory for Peru.  Our system is currently in the process of certification for the country of Peru and we are expecting to begin installations within 90 days.

The additional progress referred to in our previous response to the Comment Letter was the addition to the contracts above, which have been:

A Major Cruise Ship company has signed contracts with the Company.  The Company has installed the first ship and currently has a team in France doing the second ship with completion of the installation scheduled for this month.  There are an additional 12 ships in this fleet.  This information was provided through a press release on April 5, 2012.

The Company signed a contract with a Canadian company and this information was provided through a press release on March 9, 2012. The Company currently has an installation team in Canada working on this installation.

3.           We note the discussion of backlog on page 38 of your April 3, 2012 Form 10-12G/A.  Tell us why you did not include a similar discussion in your December 31, 2011 Form 10-K.  In this regard, to the extent that revenues recognized from such arrangements are expect to have a significant impact on the variability of your results, tell whether you consider including a discussion and analysis of the changes in your backlog a part of your MD&A disclosures.  We refer you to Item 303(a)(1) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

The Company did not have any significant changes to the contracts previously discussed in the backlog as reported on April 3, 2012 Form 10-12 G/A.  The Company has reported through press releases new contracts not included in our backlog.  As reported in both the Form 10-12G/A and the 10-K, the Company anticipates realizing approximately $3,000,000 over the next 12 months and there has been no change in this.

4.           In addition, you state on page 37 of your Form 10-K that the $13.3 million value of the five contracts is realizable over 36 months, however, according to the backlog disclosures included in your Form 10, it appears such amounts will be realized over 48 months.  Please explain these apparent inconsistencies or revise accordingly.

The reason for this discrepancy is the result of the installation date, which triggers the revenue recognition for the software license and starts the support period.  The contracts are 3 year contracts, which is why we refer to 36 months as the term for the recurring revenue period.  However, because some of the installation dates are at different times, the revenue may be realized over 48 months based on the time before start of the various installations.  To be consistent we will use 48 months when referring to these initial contracts in the backlog.

Notes to Consolidated Financial Statements

Note 5. Intangible Asset - Software page F-10

5.           We note from your response to prior comment 8 that you consulted the guidance in ASC 805-50-30-5 when you initially accounted for the patent purchase in 2007, and you further state that "(g)iven the relationship between Techrescue and the LLC, the value of the intangible asset was based upon cost."  The guidance referenced in your response refers to measuring the assets received at the carrying amounts in the accounts of the transferring entity or, in certain circumstances, at the historical cost of the parent of the entities under common control.  Accordingly, your reference to recording the asset based upon "cost" remains unclear.  Please explain further your reference to "cost" and tell us how your account complies with the guidance in ASC 805-50-30-5.  Also tell us what the carrying value of the patent asset was on the books of Techrescue at the date of the transfer.

The cost basis for this Intangible Asset was the Ten Million Dollar ($10,000,000) payable to Tech Rescue LLC as consideration for the inventions being assigned into the LLC.    The Original Note was for the conveyance of intellectual property, technology rights and patents.  The 3,000,000 shares were assigned to satisfy this Original Note during the merger with the Company.

6.           As previously requested in our prior comment 9, please provide us with a copy of the patent purchase agreement between the company and the Techrescue in fiscal 2007.

In the Merger document previously provided it states:

Section 2.1.2  Issuance of Common Shares.  Fifteen Million (15,000,000) Common Shares of the Surviving Corporation shall be issued to EC Development, allocated Twelve Million (12,000,000) shares to EC Development and Three Million (3,000,000) shares to the firm, Tech Rescue, LLC, in full satisfaction of that certain promissory note from EC Development, LLC in favor of Tech Rescue, LLC, in the amount of Ten Million dollars.

The Promissory Note was the result of the conveyance of the technology rights including patents of the Tahoe Casino Management System to EC Development LLC.  There is no separate Patent Purchase Agreement.  We will clarify in all future reports that the assignment was pursuant to the Note.  This should provide the clarity for all concerned.

Note 10.  Warrant, page F-13

7.           We note to your response to prior comment 11 and your reference to net cash settlement in the penultimate paragraph.  Please further explain this statement and clarify whether the warrants can be settled in cash.  If true, tell us how you determined that classification in equity is appropriate and cite the specific accounting literature within ASC 815-40-25 you relied upon in making this determination.  In addition, your response does not address your consideration to include the warrant agreement as an Exhibit to your registration statement pursuant to Item 601 of Regulation S-K.

The warrants cannot be settled for cash.  The reference was a paraphrase of the language of the accounting literature that indicates that, cash received is treated as additional paid in capital.  It should be disregarded and the sentence viewed without it for the principle that cash paid in pursuant a sale of shares under the terms of the warrant will be added to "contributed capital."  Presumably, a payment of cash, if permitted or required under a different warrant agreement, would be a reduction of contributed capital but the referenced warrants do not provide for this so we cannot discuss what language would or would not permit such payments out.  Additionally, we relied on the table of Item 601 of Regulation S-K which includes  "Instruments defining the rights of security holders, including indentures" as a required exhibit for registration statements.

Item 15.  Exhibits and Financial Statement Schedules, page 47

8.           Tell us when you intend to file your XBRL data as required by Item 601 (b)(101) of Regulation S-K.

The company believed that it was required to file with XBRL data with its first 10-Q as provided in the Table Provided on Page 42 of the:

SECURITIES AND EXCHANGE COMMISSION
17 CFR Parts 229, 230,232,239,240 and 249
[Release Nos. 33-9002; 34-59324; 39-2461; IC - 28609; No. S7-11-08, RIN 3235-AJ71,
Interactive Data to Improve Financial Reporting
AGENCY: Securities and Exchange Commission
ACTION: Final Rule

The Company is filing its XBRL data with 10-Q 3/31/2012.

9.           We note your response to comment 4.  Without further information regarding the specific agreements at issue, we are unable to conclude that some (or all) of these agreements should not be filed as exhibits pursuant to Item 601 (b)(10)(ii)(B) of Regulation S-K.  Please advise.

We relied on the various definitions of Material Agreements set forth in section 10(ii) to determine whether we would be required to attach the contracts as exhibits.   The contracts do not represent recognized income as installation has not completed.  Additionally, the contracts represent the business model for the Company and are therefore in the ordinary course of business but the absence of any one of them may not be as material as would be the case if such contract was the only contract of its size.  For that reason, we believe that none of the contracts, by themselves, should be filed as an exhibit.

We ask you to note the potential confusion that a document which represents potential income but not recognized income, might create prior to completion of the installation.  Lastly, we are reluctant to attach a document identifying parties without their consent especially where commencement of installations are dependent on approvals from governmental agencies which have not yet consented to or approved the gaming facility.  For that reason, even if a single contract existed for "the major part" (citing  601 (b)(10)(ii)(B) of Regulation S-K), and none of the five contracts fits that description, we would seek permission to redact the identifying information until such approvals had been obtained.

10.           Please revise you exhibit index to list all the exhibits required for Form 10-k by Item 601 of Regulation S-K.  Most, if not all of the exhibits, filed with your Form 10 could be incorporated by reference into the Form 10-K pursuant to Exchange Act Rule 12b-32.

We will incorporate by reference in an amended Form 10-K the required exhibits.

Form 10-12G/A2 Filed April 3, 2012

Exhibits

11.           We note your response to prior comment 5 and the revised Modification of Unit Purchase Agreement filed as Exhibit 10.3 to your April 3, 2012 Form 10-12/G/A.  Please explain why the Agreement is not dated or revise to file a properly date and complete Agreement.

This agreement was dated and signed but when edgarized was reflected with /s to signify signed.  An image (pdf) of the actual document is attached.

Yours truly,

STEVEN D. TALBOT, P.S.
For EC Development, Inc.

Steve Talbot